Form 10-K, Exhibit 13
period 1996-06-30
TRM COPY CENTERS CORP
filed 1996-09-17
CIK 749254

CORPORATE DIRECTORY


BOARD OF DIRECTORS               LEGAL COUNSEL                    FORM 10-K
Frederick O. Paulsell            Stoel Rives LLP                  A copy of the Company's
   Chairman of the Board         Suite 2300                       Annual Report on Form
   Partner, Olympic Capital      900 S.W. Fifth Avenue            10-K, as filed with the
   Partners, P.L.L.C.            Portland, Oregon 97204           Securities and Exchange
                                 Telephone:  (503) 224-3380       Commission, will be made
Edwin S. Chan                                                     available without charge
   Vice Chairman                 INDEPENDENT AUDITORS             upon written request to
   Retired President and         KPMG Peat Marwick LLP            Investor Relations, TRM
   Chief Executive Officer       Suite 2000                       Copy Centers Corporation,
                                 1211 S.W. Fifth Avenue           5208 N.E. 122nd Avenue,
Sherman M. Coe                   Portland, Oregon 97204           Portland, OR 97230-1074.
   Vice President, Gene Juarez   Telephone:  (503) 221-6500
   Salons, Inc.                                                   COMMON STOCK
                                 CORPORATE OFFICES                TRM Copy Centers
Ralph R. Shaw                    TRM Copy Centers Corporation     Corporation's common
   Co-Chairman                   5208 N.E. 122nd Avenue           stock, of which there are
   Shaw, Glasgow & Co., L.L.C.   Portland, Oregon  97230-1074     approximately 3,000
                                 Telephone:  (503) 257-8766       beneficial owners, trades
Michael D. Simon                 Facsimile:  (503) 251-5473       on the Nasdaq National
   President and                                                  Market under the symbol
   Chief Executive Officer       REGISTRAR AND                    "TRMM." The Company has
                                 TRANSFER AGENT                   not paid dividends on its
Donald Van Maren                 U.S. Bank of Idaho               common stock and has no
   Private Investor,             101 S. Capitol Boulevard         plans to do so in the
   Retired Doctor of Optometry   Boise, Idaho 83701               near future.
                                 Telephone:  (208) 383-7098
EXECUTIVE OFFICERS                                                STOCK PRICE HISTORY
Michael D. Simon                 ANNUAL MEETING                   The following table sets
   President and                 The annual meeting of            forth the high and low
   Chief Executive Officer       stockholders of TRM              sale prices for the last
                                 Copy Centers Corporation         two fiscal years.
Robert A. Bruce                  will be held at the
   Chief Financial Officer       U.S. Bancorp Tower,                                High        Low
   Vice President of Finance     41st Floor, John                                   ----        ---
   Corporate Secretary           Elorriaga Auditorium,            Fiscal 1995:
                                 111 S.W. Fifth Avenue,           1st Quarter     $ 7        $ 5
James W. Perris                  Portland, Oregon 97204,          2nd Quarter       6          3 3/8
   Chief Operating Officer       on October 22, 1996,             3rd Quarter       7 1/4      4 3/4
   and Vice President of         at 9 a.m.                        4th Quarter       7 3/4      5 7/8
   Operations
                                                                  Fiscal 1996:
Danial J. Tierney                                                 1st Quarter     $ 8 3/8    $ 6 1/4
   Vice President of                                              2nd Quarter      11 3/8      7 3/8
   Corporate Sales                                                3rd Quarter      11 1/2     10
                                                                  4th Quarter      11 1/2     10 5/8

SELECTED FINANCIAL DATA

(In thousands, except per share data)            1996         1995         1994         1993*       1992*
                                              -------      -------      -------      -------     -------
Year ended June 30:
    Sales                                     $67,538      $60,544      $47,957      $38,774     $30,547
    Net income                                  4,124        3,699        3,354        3,236       2,582
    Net income per share                         0.57         0.53         0.49         0.47        0.43

As of June 30:
    Working capital                           $ 8,860      $ 9,543      $ 8,523      $ 5,667     $ 9,097
    Total assets                               54,251       55,736       43,504       30,323      24,470
    Long-term debt                              8,128       14,238        9,500          850          40
    Stockholders' equity                       35,444       31,528       27,155       23,704      20,552

* In the first quarter of fiscal 1994, the Company retroactively adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Accordingly, selected data for periods prior to fiscal 1994 described above as net income, net income per share and stockholders' equity have been adjusted retroactively.

SELECTED QUARTERLY FINANCIAL DATA

                                                1st Quarter           2nd Quarter            3rd Quarter           4th Quarter
(In thousands, except per share data)         1996       1995       1996       1995        1996       1995       1996       1995
                                           -------    -------    -------    -------     -------    -------    -------    --------
Sales                                      $15,716    $13,179    $16,727    $14,789     $17,394    $16,089    $17,701    $16,487
Gross profit                                 5,788      4,968      6,263      5,486       6,659      5,949      7,170      6,146
Net income                                     844        822        910        874       1,077        963      1,293      1,040
Net income per share                          0.12       0.12       0.13       0.13        0.15       0.14       0.18       0.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

     TRM continues to expand in new and existing metropolitan areas. The number of metropolitan areas served has increased from 42 to 66 over the last three fiscal years and includes 46 in the United States, 5 in Canada, 14 in the United Kingdom and 1 in France. TRM Centers have increased 62 percent over the three year period, from 19,592 to 31,719. In addition to expanding, the Company is also focused on improving the profit performance of the installed base of TRM Centers.

RESULTS OF OPERATIONS

     The percentage of change in dollar amounts and the percentage of sales represented by each item on the Consolidated Statements of Operations (page 7 of this Annual Report) follow:

                                                 Percentage Change                As a Percentage of Sales
                                                --------------------           ------------------------------
                                                1995-96      1994-95            1996       1995         1994
                                                -------      -------           ------     ------       ------
Sales                                             11.6%        26.2%            100.0%     100.0%       100.0%
Sales discounts                                    5.3         17.7              17.4       18.4         19.7
Cost of sales                                     11.4         32.9              44.3       44.3         42.1
Selling, general and administrative               17.1         24.7              26.0       24.8         25.1
                                                ------       ------            ------     ------       ------
Operating income                                  10.2         20.7              12.3       12.5         13.1
Interest expense, net                              1.3        178.8              (1.4)      (1.6)        (0.7)
Other, net                                        (1.3)        29.5              (0.7)      (0.8)        (0.8)
                                                ------       ------            ------     ------       ------
Income before income taxes                        12.4         10.5              10.2       10.1         11.6
Provision for income taxes                        13.9         10.8               4.1        4.0          4.6
                                                ------       ------            ------     ------       ------
Net income                                        11.5%        10.3%              6.1%       6.1%         7.0%
                                                ======       ======            ======     ======       ======

     The 1996 sales growth of 11.6 percent was primarily due to an 8.9 percent increase in the number of billed units. Average sales per unit also increased 2.4 percent during the year. The number of billed units and average sales per unit were significantly affected by two factors: aggressive unit growth in Europe, where sales per unit are above Company averages, and active management of the installed base of accounts, through removals, redeployments and re-pricings to improve profitability, primarily in North America. Growth in Europe accounted for 84.3 percent of total sales growth for the year. In actively managing the profit performance of the installed base, under-performing machines are removed and put back into stock to be redeployed at better sites. Machines under-priced for the supporting copy volume are repriced to higher levels. The majority of the machines repriced during 1996 showed increased profits and lower sales per unit. The Company expects to continue to aggressively grow in Europe and to raise prices as appropriate.

     During 1995, billed unit growth was 26.3 percent while sales growth was 26.2 percent. The Company began actively removing, re-deploying and repricing its low-performing locations during the latter two quarters of 1995, affecting the number of billed units and average sales per unit growth during that period. Growth in Europe accounted for 59.2 percent of total sales growth in 1995.

     As indicated above, foreign sales, primarily in Europe, have accounted for more than half of the sales increases for the past two years. Foreign sales have grown from $7.9 million in 1994 to $15.7 million in 1995 to $22.0 million in 1996.

     To date, sales from products not related to black and white photocopying have been insignificant, amounting to less than 5 percent of total sales.

     Sales discounts are the portion of revenue retained by retail customers. They generally vary at individual retail businesses depending on volume--the higher the volume the greater the discount and vice versa. The downward trend in sales discounts as a percentage of sales reflects changes made in business agreements with new customers over the periods.

     Cost of sales increased 11.4 percent from 1995 to 1996. Comparing 1995 and 1996, paper costs increased a significant 16.6 percent in total (23.0 percent in North America and 5.8 percent in Europe). The Company's active program to raise copy prices at thousands of locations, which had a decreasing influence on the number of copies made (due to expected demand elasticity), helped reduce the effect higher paper costs had on costs of sales. All told, the effects of overall company growth and the repricing program resulted in an increase in total copies made during the year of 0.8 percent to 1.3 billion. With year-end paper prices below their peak of the fall of 1995, it is expected that fiscal 1997 will not be adversely affected by paper costs when compared to 1996. The increase in cost of sales was also affected by higher field service and field sales payroll costs.

     Comparing 1995 to 1994, cost of sales increased 32.9 percent, primarily due to the 26.3 percent growth in the number of billed units. Also affecting this increase were higher consumables (paper, toner and parts) and depreciation costs in Europe, as compared to North America, and increased paper costs worldwide.

     Selling, general and administrative expense increased 17.1 percent in 1996. This exceeded the sales growth rate of 11.6 percent because of investments in people and systems. From mid 1995 to early 1996 key additions were made across all levels of the management team. Investments in our computerized management information systems were also made and are continuing. Comparing 1995 to 1994, selling, general and administrative expense increased 24.7 percent compared to sales growth of 26.2 percent for the same period. The lower rate of expense growth was due to the benefits of economies of scale, the focus on automation and lower start-up costs.

     Interest costs grew in 1994 and 1995 because the Company increased bank borrowings to help fund its aggressive unit expansion. In 1996, the Company was able to reduce bank borrowings resulting in interest expense near 1995's levels.

     In October 1995, the Financial Accounting Standards Board issued SFAS 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. This Standard allows employers to adopt a fair value-based method of accounting to recognize compensation expense for employee stock compensation plans, and if not adopted, requires pro forma disclosures in the footnotes to the financial statements. The Company does not currently intend to adopt the fair value-based method of recognition under SFAS 123 and as such there will be no impact on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

     During 1996, cash flow from operations fully funded capital expenditures of $5.5 million and allowed for repayment of $6.1 million in bank borrowings. This level of capital expenditures was below the $13.3 and $13.4 million spent in 1995 and 1994, respectively, because the Company focused on removing and redeploying low-performing customer placements in North

America during 1996. The primary sources of capital for expansion in 1995 and 1994 were cash from operating activities and bank borrowings.

     As of June 30, 1996, no borrowings were outstanding under a $4.0 million unsecured bank line of credit. Letters of credit of approximately $179,000 were supported by this bank line at that time. This line expires in December 1997. The Company has an additional unsecured bank borrowing arrangement under which $26.0 million is available, and $8.1 million was borrowed as of June 30, 1996. Interest only is due until January 1, 1998, at which time no additional borrowings will be available, and the loan balance outstanding will convert into a fully amortizing term loan through January 1, 2002. Under these arrangements, the Company has interest rate alternatives to choose from, including the bank's reference rate and LIBOR-based rates.

     The Company currently anticipates capital expenditures of $7 to $10 million during fiscal 1997. The Company expects to finance these capital expenditures with cash generated from operations and with bank borrowings. The Company expects that these sources will provide adequate cash to fund its expansion through at least June 30, 1997.

FORWARD-LOOKING STATEMENTS

     Information in "Management's Discussion and Analysis," the letter to shareholders and elsewhere in this Annual Report about the Company's goals, plans and expectations regarding: future performance; growth opportunities; expansion; improvements in efficiencies and cost controls; new products and services; repricing machines; paper costs and capital expenditures constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: business conditions in the market areas in which the Company operates, competitive factors, customer demand for the Company's services, the Company's ability to execute its plans successfully and the volatility of paper costs. Any forward-looking statements should be considered in light of these factors.

CONSOLIDATED BALANCE SHEETS

                                                                             June 30,
(In thousands)                                                         1996             1995
                                                                   ---------        ---------
ASSETS
Current assets:
  Cash and cash equivalents                                        $     873        $     755
  Accounts receivable, net                                             7,264            6,735
  Inventories (note 2)                                                 5,253            6,545
  Prepaid expenses and other                                           1,580            1,726
                                                                   ---------        ---------
     Total current assets                                             14,970           15,761
Equipment and vehicles, less accumulated depreciation (note 3)        39,172           39,823
Other assets                                                             109              152
                                                                   ---------        ---------
                                                                   $  54,251        $  55,736
                                                                   =========        =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Checks in transit                                                $     938        $   1,422
  Accounts payable                                                     1,799            1,493
  Accrued expenses (note 4)                                            3,373            3,303
                                                                   ---------        ---------
     Total current liabilities                                         6,110            6,218
Long-term debt (note 5)                                                8,128           14,238
Deferred income taxes (note 6)                                         4,569            3,752
                                                                   ---------        ---------
     Total liabilities                                                18,807           24,208
                                                                   ---------        ---------
Commitments (notes 7 and 9)                                               --               --
Stockholders' equity (notes 7 and 8):
  Preferred stock, no par value.
     Authorized 5,000 shares; no
     shares issued and outstanding                                        --               --
  Common stock, no par value.
     Authorized 10,000 shares; issued and
     outstanding 6,484 and 6,432 shares                               16,214           15,940
  Retained earnings                                                   19,704           15,580
  Cumulative translation adjustment                                     (474)               8
                                                                   ---------        ---------
     Total stockholders' equity                                       35,444           31,528
                                                                   ---------        ---------
                                                                     $54,251          $55,736
                                                                   =========        =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        Fiscal year ended June 30,
(In thousands, except per share data)               1996          1995           1994
                                                 -------       -------        -------
Sales                                            $67,538       $60,544        $47,957
Less discounts                                    11,728        11,138          9,462
                                                 -------       -------        -------
Net sales                                         55,810        49,406         38,495
Cost of sales                                     29,930        26,857         20,211
                                                 -------       -------        -------
Gross profit                                      25,880        22,549         18,284
Selling, general and
   administrative expense                         17,569        15,006         12,036
                                                 -------       -------        -------
Operating income                                   8,311         7,543          6,248
Interest expense                                     957           945            339
Other expense, net                                   464           470            363
                                                 -------       -------        -------
Income before income taxes                         6,890         6,128          5,546
Provision for income taxes (note 6)                2,766         2,429          2,192
                                                 -------       -------        -------
Net income                                       $ 4,124       $ 3,699        $ 3,354
                                                 =======       =======        =======
Net income per share                             $  0.57       $  0.53        $  0.49
                                                 =======       =======        =======
Weighted average common
   and common equivalent
   shares outstanding                              7,262         6,934          6,882
                                                 =======       =======        =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                      Cumulative
                                                      Common Stock        Retained   Translation
(In thousands)                                     Shares      Amount     Earnings     Adjustment        Total
                                                 --------   ---------    ---------   ------------    ---------
Balances, June 30, 1993                             6,339   $  15,506    $   8,527     $   (329)       $23,704
Exercise of stock options                              38         161           --           --            161
Tax benefit of stock options                           --          74           --           --             74
Issuance of stock to employees                         13          81           --           --             81
Foreign currency translation adjustment                --          --           --         (219)          (219)
Net income                                             --          --        3,354           --          3,354
                                                 --------   ---------    ---------     --------      ---------
Balances, June 30, 1994                             6,390      15,822       11,881         (548)        27,155
Exercise of stock options                              27          55           --           --             55
Issuance of stock to employees                         15          63           --           --             63
Foreign currency translation adjustment                --          --           --          556            556
Net income                                             --          --        3,699           --          3,699
                                                 --------   ---------    ---------     --------      ---------
Balances, June 30, 1995                             6,432      15,940       15,580            8         31,528
Exercise of stock options                              36         137           --           --            137
Tax benefit of stock options                           --          26          --            --             26
Issuance of stock to employees                         16         111           --           --            111
Foreign currency translation adjustment                --          --           --         (482)          (482)
Net income                                             --          --        4,124           --          4,124
                                                 --------   ---------    ---------     --------      ---------
Balances, June 30, 1996                             6,484   $  16,214    $  19,704     $   (474)     $  35,444
                                                 ========   =========    =========     ========      =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          Fiscal year ended June 30,
(In thousands)                                                        1996             1995            1994
                                                                    -------          -------         -------
Operating activities:
  Net income                                                        $ 4,124          $ 3,699         $ 3,354
  Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                 5,101            4,623           3,236
        Loss on disposal of equipment and vehicles                       40               18              27
        Changes in items affecting operations:
           Accounts receivable                                         (529)          (1,789)         (1,288)
           Inventories                                                1,292           (2,318)           (601)
           Prepaid expenses and other                                   146              745            (756)
           Accounts payable                                             306              240            (151)
           Accrued expenses                                              70            1,161             196
           Deferred income taxes                                        817              687             933
                                                                    -------          -------         -------
               Total operating activities                            11,367            7,066           4,950
                                                                    -------          -------         -------
Investing activities:
  Proceeds from sale of equipment                                       146              130              65
  Capital expenditures                                               (5,494)         (13,259)        (13,448)
  Other                                                                  44              (17)            (39)
                                                                    -------          -------         -------
               Total investing activities                            (5,304)         (13,146)        (13,422)
                                                                    -------          -------         -------
Financing activities:
  Change in checks in transit                                          (484)           1,033             102
  Principal payments on borrowings                                   (9,636)          (7,337)           (660)
  Proceeds from borrowings                                            3,526           12,075           9,310
  Net proceeds from issuance of common stock                            274              118             316
                                                                    -------          -------         -------
               Total financing activities                            (6,320)           5,889           9,068
                                                                    -------          -------         -------
Effect of exchange rate changes                                         375              283            (238)
                                                                    -------          -------         -------
Net increase in cash                                                    118               92             358
Beginning cash and cash equivalents                                     755              663             305
                                                                    -------          -------         -------
Ending cash and cash equivalents                                    $   873          $   755         $   663
                                                                    =======          =======         =======

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business

     TRM Copy Centers Corporation, headquartered in Portland, Oregon, as its primary business, owns, supplies and maintains more than 31,000 self-service photocopiers in pharmacies, stationery stores, hardware stores, convenience stores and other retail establishments in the United States, Canada, the United Kingdom and France. Each retail establishment collects payment from its customers, shares in the revenue of the photocopier and benefits from any increase in customer traffic within the store.

Principles of Consolidation

     The consolidated financial statements include the accounts of the parent and its subsidiary companies (the Company). All significant intercompany accounts and profits have been eliminated. Assets and liabilities of foreign operations are translated into U.S. dollars at current exchange rates. Income and expense accounts are translated into U.S. dollars at average rates of exchange prevailing during the periods. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are taken directly to a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in income and have been immaterial to date.

Fair Value of Financial Instruments

     Financial instruments, including cash, accounts receivable, checks in transit and accounts payable, approximate fair market value because of the short maturity for these instruments. Fair value approximates carrying value of the Company's borrowings under its long-term debt arrangements based upon interest rates available for the same or similar loans.

Revenue Recognition and Accounts Receivable

     A portion of each copy sale is retained by the retail business, generally depending on copy volume. The Company invoices each retailer via monthly billings based on usage at the program price per copy less the applicable discount (the amount retained by the retailer). Total sales activity and discount amounts are recorded separately in the accounting records and in the consolidated statements of operations to arrive at net sales.

     Accounts receivable are shown net of allowance for doubtful accounts of $287,000 and $266,000 at June 30, 1996 and 1995, respectively.

Inventories

     Inventories are stated at the lower of FIFO cost or market.

Equipment and Vehicles

     Equipment and vehicles are recorded at cost. Depreciation begins when the asset is placed in service and is generally recorded using the straight-line method over the estimated remaining useful lives of the related assets as follows:

       Photocopiers and other centers                      5-10 years
       Furniture and fixtures                               5-7 years
       Computer equipment                                     5 years
       Vehicles                                               5 years

Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Statements of Cash Flows Supplemental Information

     Income taxes paid were approximately $2,465,000, $1,075,000, and $1,477,000 for the fiscal years 1996, 1995 and 1994, respectively. Interest paid does not materially differ from interest expense.

Net Income Per Share

     Net income per share is computed based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the periods. Common stock equivalents consist of options to purchase stock (using the treasury stock method).

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  INVENTORIES:
                                             June 30,
(In thousands)                           1996          1995
                                      -------       -------
Paper                                 $ 1,505       $ 2,740
Toner and developer                       828         1,533
Parts                                   2,920         2,272
                                      -------       -------
                                      $ 5,253       $ 6,545
                                      =======       =======

3.  EQUIPMENT AND VEHICLES:
                                             June 30,
(In thousands)                           1996          1995
                                      -------       -------
Photocopiers and other centers        $47,918       $46,075
Furniture and fixtures                  1,787         1,609
Computer equipment                      1,392         1,075
Vehicles                                5,950         4,813
                                      -------       -------
                                       57,047        53,572
Accumulated depreciation               17,875        13,749
                                      -------       -------
                                      $39,172       $39,823
                                      -------       -------

4.  ACCRUED EXPENSES:
                                             June 30,
(In thousands)                           1996          1995
                                      -------       -------
Accrued payroll expenses              $ 2,443       $ 1,839
Income taxes payable                       --           488
Customer security deposits                276           415
Other accrued expenses                    654           561
                                      -------       -------
                                      $ 3,373       $ 3,303
                                      -------       -------

5.  BANK BORROWINGS:
                                             June 30,
(In thousands)                           1996          1995
                                      -------       -------
Bank revolving line of credit,
  unsecured, due on demand,
  maximum limit of $4.0 million       $    --       $    --
Bank revolving loan, unsecured,
  maximum limit of
  $26.0 million                         8,128        14,238
                                      -------       -------
                                      $ 8,128       $14,238
                                      -------       -------

     The revolving line of credit calls for monthly payments of interest only until expiration on December 31, 1997, or as renegotiated. This $4.0 million line supported $179,000 in letters of credit as of June 30, 1996, leaving $3.8 million of the facility unused. The $26.0 million loan arrangement calls for monthly payments of interest only until January 1, 1998. At that time, no additional borrowings will be available, and the loan balance outstanding will convert into a fully amortizing term loan with principal payable in equal monthly installments through January 1, 2002.

     Both arrangements allow the Company to choose from identical interest rate alternatives during the interest only periods. These alternatives are based on the bank's reference rate or on LIBOR. Further, the $26.0 million loan arrangement makes available certain additional fixed interest rate options during the term loan period. This arrangement also calls for a fee on the unused loan commitment.

     The interest rates applicable to bank borrowings as of June 30, 1996, ranged from 6.68% to 6.86% The debt agreements contain certain restrictive covenants as to working capital, total liabilities and stockholders' equity. The Company is in compliance with the covenants.

     Maturities of long-term debt are as follows: $847,000, $2,032,000, $2,032,000 and $2,032,000 for fiscal years 1998, 1999, 2000 and 2001, respectively; and $1,185,000 thereafter.

6.   INCOME TAXES:

     Deferred income taxes arise primarily from different depreciation calculations used for financial statement and income tax purposes. The foreign jurisdiction component of income before income taxes is not significant. The components of income tax expense, pursuant to SFAS 109, are as follows:

(In thousands)                         1996          1995           1994
                                    -------       -------        -------
Current:
  Federal                           $ 1,503       $ 1,341        $   977
  State                                 446           401            282
Deferred:
  Federal                               623           585            803
  State                                 194           102            130
                                    -------       -------        -------
                                    $ 2,766       $ 2,429        $ 2,192
                                    =======       =======        =======

The effective tax rate differed from the federal statutory tax rate as follows:

                                            1996        1995        1994
                                            ----        ----        ----
Statutory federal rate                      34.0%       34.0%       34.0%
State taxes, net of federal benefit          5.9         5.9         5.5
Other                                         .2        (0.3)       --
                                            ----        ----        ----
                                            40.1%       39.6%       39.5%
                                            ====        ====        ====

7.   STOCKHOLDERS' EQUITY:

     The Company reserved 1,300,000 shares of common stock for issuance under an incentive and nonqualified stock option plan established in 1986. Under the plan, incentive stock options are granted at no less than 100% of the fair market value per share of the common stock, while nonqualified stock options are granted at prices determined by the Board of Directors. The options are exercisable over a period of ten years from the date of grant. Generally, the options vest over five years. In fiscal 1995, 300,000 option shares were granted at fair market value outside the Plan. During fiscal 1996, the Company made a commitment to grant options for 59,000 shares pending shareholder approval. These options vest over two to five years and are exercisable for seven to ten years after the date of grant.

     A summary of stock option activity follows:

                                                     Shares
                                                  Under Option                 Price Range
                                                  ------------          ---------------------------
Balance, June 30, 1993                                 642,250          $  .25      -      $  6.00
   Options granted                                      59,000                             $  6.25
   Options exercised                                   (37,850)         $  .25      -      $  6.00
   Options canceled                                    (12,250)         $ 2.00      -      $  6.00
                                                  ------------          ---------------------------
Balance, June 30, 1994                                 651,150          $  .25      -      $  6.25
   Options granted                                     639,500          $ 4.00      -      $  7.375
   Options exercised                                   (27,000)         $ 2.00      -      $  4.125
   Options canceled                                    (26,000)         $ 4.125     -      $  6.375
                                                  ------------          ---------------------------
Balance, June 30, 1995                               1,237,650          $  .25      -      $  7.375
   Options granted                                     196,500          $ 6.375     -      $ 10.625
   Options exercised                                   (36,100)         $  .25      -      $  6.375
   Options canceled                                    (15,000)         $ 4.125     -      $  6.375
                                                  ------------          ---------------------------
Balance, June 30, 1996 ( 918,850 exercisable,
   -0- available for grant under the plan)           1,383,050          $  .25      -      $ 10.625
                                                  ============          ===========================

8.   BENEFIT PLANS:

Profit Sharing Retirement Plan

     On January 1, 1990, the Company established a profit sharing retirement plan for eligible U.S. employees. The Plan has profit sharing and 401(k) components. The Company's contribution under the profit sharing portion of the Plan is discretionary. The Company accrued profit sharing contributions of $240,000 for fiscal 1996, $230,000 for fiscal 1995 and $210,000 for fiscal 1994. Under the 401(k) part of the Plan, each employee may contribute, on a pretax basis, up to 20% of the employee's gross earnings, subject to certain limitations.

Employee Stock Purchase Plan

     The Company's Employee Stock Purchase Plan was approved by stockholders in October 1992, and became effective January 1, 1993. The Plan permits each eligible employee to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee's compensation. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month offering period or 85% of the fair market value at the end of such period. Amounts accumulated through payroll deductions during the offering period are used to purchase shares on the last day of the offering period. Of the 100,000 shares authorized to be issued under the Plan, 47,262 shares have been purchased, and 52,738 shares remain available for purchase as of June 30, 1996.

9.   LEASE COMMITMENTS:

     The Company leases vehicles, office and warehouse space in several locations under operating leases. Minimum lease payments are as follows:
$1,760,000, $1,660,000, $1,487,000, $1,255,000 and $914,000 for fiscal years 1997, 1998, 1999, 2000 and 2001, respectively, and $5,191,000 thereafter. Rental expense for fiscal years 1996, 1995 and 1994 was $1,921,000, $1,757,000, and $1,319,000, respectively.

10.  OPERATIONS BY GEOGRAPHIC AREAS:

     The Company operates in one industry segment as a service company maintaining and supporting its programs which have been developed and placed with retail establishments. Information about the Company's domestic and foreign operations are presented below:

                                Sales                       Operating Income (Loss)                   Assets
                      -----------------------------       ---------------------------      -----------------------------
(In thousands)           1996       1995       1994          1996      1995      1994         1996       1995       1994
                      -------    -------    -------       -------   -------   -------      -------    -------    -------
United States         $45,559    $44,814    $40,019       $ 5,717   $ 6,779   $ 5,943      $31,527    $33,858    $31,544
Foreign:
   Europe              17,575     11,677      4,220         2,310       389      (134)      19,786     19,330      9,349
   Other                4,404      4,053      3,718           284       375       439        2,938      2,548      2,611
                      -------    -------    -------       -------   -------   -------      -------    -------    -------
                      $67,538    $60,544    $47,957       $ 8,311   $ 7,543   $ 6,248      $54,251    $55,736    $43,504
                      =======    =======    =======       =======   =======   =======      =======    =======    =======


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
TRM Copy Centers Corporation:

     We have audited the accompanying consolidated balance sheets of TRM Copy Centers Corporation and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRM Copy Centers Corporation and subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.


                                  KPMG PEAT MARWICK LLP
Portland, Oregon
August 13, 1996