Form 10-K, Exhibit 13
period 1997-06-30
TRM COPY CENTERS CORP
filed 1997-09-18
CIK 749254

Selected Financial Data

(In thousands, except per share data)                           1997*           1996           1995          1994         1993**
--------------------------------------------------------------------------------------------------------------------------------
Year ended June 30:
     Sales                                                   $ 69,881       $ 67,538      $  60,544      $ 47,957      $  38,774
     Net income                                                 2,575          4,124          3,699         3,354          3,236
     Net income per share                                        0.35           0.57           0.53          0.49           0.47
As of June 30:
     Working capital                                         $  9,568       $  8,860      $   9,543      $  8,523      $   5,667
     Total assets                                              50,160         54,251         55,736        43,504         30,323
     Long-term debt                                               400          8,128         14,238         9,500            850
     Stockholders' equity                                      38,828         35,444         31,528        27,155         23,704


Selected Quarterly Financial Data

                                                     1st Quarter          2nd Quarter         3rd Quarter          4th Quarter
(In thousands, except per share data)               1997      1996       1997      1996      1997      1996      1997*       1996
---------------------------------------------------------------------------------------------------------------------------------
Sales                                           $ 16,577  $ 15,716  $  17,347  $ 16,727  $ 18,023  $ 17,394  $  17,934  $  17,701
Gross profit                                       6,436     5,788      6,797     6,263     7,407     6,659      7,300      7,170
Net income (loss)                                  1,037       844      1,163       910     1,365     1,077      (990)      1,293
Net income (loss) per share                         0.14      0.12       0.16      0.13      0.19      0.15     (0.13)       0.18

* In the fourth quarter of fiscal 1997, the Company recorded a non-cash, non-recurring accounting charge for the impairment of long-lived assets. Absent the charge, net income and net income per share would have been:

                                        4th Quarter 1997        Fiscal Year 1997
--------------------------------------------------------------------------------
   Net income                                $ 1,536                $ 5,101
   Net income per share                      $  0.21                $  0.70

**   In the first quarter of fiscal 1994, the Company retroactively adopted
     Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Accordingly, selected data for periods prior to fiscal
     1994 described above as net income, net income per share and stockholders' equity were adjusted retroactively.

Management's Discussion and Analysis

     TRM continues to expand in new and existing metropolitan service areas. The number of service areas served has increased from 50 to 72 over the last three fiscal years and now includes 49 in the United States, 5 in Canada, 15 in the United Kingdom, 2 in France and 1 in Belgium. TRM Centers have increased 36 percent over the three year period, from 25,563 to 34,796. In addition to expanding, the Company is also focused on improving the profit performance of the installed base of TRM Centers.

Results of Operations

     The percentage of change in dollar amounts and the percentage of sales represented by each item on the Consolidated Statements of Operations (page 9 of this Annual Report) follow:

                                             Percentage Change            As a Percentage of Sales
-----------------------------------------------------------------------------------------------------
                                            1996-97    1995-96          1997        1996        1995
-----------------------------------------------------------------------------------------------------
Sales                                           3.5%      11.6%        100.0%      100.0%      100.0%
Sales discounts                                (0.4)       5.3          16.7        17.4        18.4
Cost of sales                                   1.1       11.4          43.3        44.3        44.3
Selling, general and administrative             5.7       17.1          26.6        26.0        24.8
Impairment of long-lived assets               100.0         --           5.8          --          --
-----------------------------------------------------------------------------------------------------
Operating income                              (36.4)      10.2           7.6        12.3        12.5
Interest expense, net                         (58.6)       1.3          (0.6)       (1.4)       (1.6)
Other, net                                     55.2       (1.3)         (1.0)       (0.7)       (0.8)
-----------------------------------------------------------------------------------------------------
Income before income taxes                    (39.5)      12.4           6.0        10.2        10.1
Provision for income taxes                    (42.4)      13.9           2.3         4.1         4.0
-----------------------------------------------------------------------------------------------------
Net income                                    (37.6%)     11.5%          3.7%        6.1%        6.1%
-----------------------------------------------------------------------------------------------------

     The 1997 sales growth of 3.5 percent was due primarily to a 10.9 percent increase in the number of billed units offset by a 6.0 percent decrease in average net sales per unit. Sales growth during 1997 came primarily from the Company's foreign operations. Foreign sales grew to $25.9 million in 1997 from $22.0 million in 1996 and $15.7 million in 1995. Heavy investments in new city openings and in new copiers in Europe in 1994 and 1995 are now resulting in higher sales. The Company's business model in the more well-established U.S. operations differs from that in its foreign operations. In the U.S., the primary focus over the last three years has been on learning how to better manage the installed base of copiers. In actively managing the profit performance of the U.S. installed base, under-performing machines were removed and put back into stock to be redeployed at better sites. Locations with copy pricing too low to be profitable at their existing copy volumes were repriced to higher levels. The majority of the machines repriced showed increased profits and lower sales per unit. This and the declining performance of test installations of color copiers and business card equipment, referred to under "Impairment of long-lived assets," contributed to a decrease in U.S. sales during 1997. The Company plans to begin using new state-of-the-art black and white copiers to grow the installed base for the next several years. Further, after two years of opening cities attached to existing service centers, the Company has now resumed opening stand-alone cities with three domestic locations opening since October 1996. Also, much progress has been made on establishing a corporate chain selling program at TRM to better address the retailer consolidation of the 1990's. This aggressive new program, along with the NextGen black and white copier discussed below, are both expected to contribute toward increasing U.S. sales going forward.

     During 1996, sales growth was 11.6 percent and billed unit growth was 8.9 percent. The number of billed units and average sales per unit were significantly affected by the aggressive unit growth in Europe, where average machine performance is above the Company's average.

     To date, sales from products not related to black and white photocopying have been insignificant, amounting to less than 5 percent of total sales.

     Sales discounts are the portion of revenue retained by retail customers. They generally vary at individual retail businesses depending on volume--the higher the volume, the greater the discount and vice versa. The downward trend in sales discounts as a percentage of sales in 1997 and 1996 reflects changes made in business agreements with new customers over the periods.

     Cost of sales increased 1.1 percent from 1996 to 1997. This was below the percentage increase in sales, despite growth in field service payroll, headcount additions for opening new cities, and copier depreciation costs that were above the level of sales growth. This was achieved because of lower paper costs worldwide and lower paper and toner usage under the Company's higher-copy-price programs.

     Comparing 1996 to 1995, cost of sales increased 11.4 percent. This was primarily due to higher paper costs, though the Company mitigated the adverse impact of higher paper costs on cost of sales through its active program to raise copy prices at thousands of locations. This had a decreasing influence on the number of copies made due to expected demand elasticity. The increase in cost of sales was also affected by higher field service and field sales payroll costs.

     The rate of growth in selling, general and administrative expense decreased significantly, from 17.1 to 5.7 percent, from 1996 to 1997. During 1996, significant investments were made in people and systems. Key additions were made across all levels of the management team. Investments in our computerized management information systems were also made and continued throughout 1997. The increase in selling, general and administrative expense during 1997 was primarily due to higher employee health care costs in the U.S. and higher expansion and start-up expenses in both the U.S. and Europe.

     During 1997, the Company recorded a non-cash, non-recurring accounting charge of $4.1 million pretax ($2.5 million and $0.35 per share after tax), which reflected the Company's application of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As discussed with "Sales" above, the Company determined that this action was necessary after reviewing the affected asset categories. This charge included impairment write downs of equipment in three categories: color copiers, custom business card printing components and certain older generation black and white copiers. Though the Company continues to support its installed color copier and business card units and expects to pursue other equipment offerings in these two product categories, it was concluded during 1997 that the initial equipment purchased in 1993 and 1994 for market testing was technologically dated and that the full asset carrying amounts were not recoverable. In addition, the Company recently finalized an agreement with a major copier manufacturer to purchase a new-generation black and white copier to grow the core business. The Company intends to use these new, state-of-the-art copiers to grow the installed base for the next several years. In light of this, the equipment write down included a provision for the impairment of older generation black and white copiers which are needed in the service centers to support the installed base, but are no longer expected to be placed as incremental revenue generating units.

     From mid-1996 through 1997, the Company was able to reduce bank borrowings significantly, which resulted in the lower interest expense. Interest costs were higher in 1995 and early 1996 because the Company incurred bank borrowings to help fund its aggressive unit expansion.

     The effective tax rate declined from 40.1% in 1996 to 38.2% in 1997 due to income in the United Kingdom now flowing through a United Kingdom subsidiary and being taxed at a lower statutory rate than domestic income. The change in effective tax rates between 1995 and 1996 was not significant.

     In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share." SFAS No. 128 requires public companies with complex capital structures to present both basic and diluted earnings per share ("EPS") on the face of the income statement. The presentation of basic EPS replaces the presentation of primary EPS currently required by Accounting Principles Board ("APB") No. 15, "Earnings Per Share." Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS (previously referred to as fully diluted EPS) is calculated using the "if converted" method for convertible securities and the treasury stock method for options and warrants as prescribed by APB No. 15. This statement is effective for financial statements issued for interim and annual periods ending after December 15, 1997. The Company does not believe the adoption of SFAS No. 128 in fiscal 1998 will have a significant impact on the Company's reported diluted EPS.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which established requirements for disclosure of comprehensive income. The objective of SFAS No. 130 is to report all changes in equity that result from transactions and economic events other than transactions with owners. Comprehensive income is the total of net income and all other non-owner changes in equity. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of earlier financial statements for comparative purposes is required. The Company has not quantified the effect of adoption of SFAS No. 130.

Liquidity and Capital Resources

     During 1997 and 1996, cash flow from operations fully funded capital expenditures of $4.6 and $5.5 million, respectively, and allowed for repayment of $7.7 and $9.6 million, respectively, in bank borrowings. This level of capital expenditures was below the $13.3 million spent in 1995 because the Company focused on removing and redeploying low-performing customer placements and working through available inventories of copiers in North America during 1996 and 1997. The primary sources of capital for expansion in 1995 were cash from operating activities and bank borrowings.

     As of June 30, 1997, $400,000 was outstanding under a $30.0 million unsecured revolving bank loan. This line expires in April 2000. Interest only is due until April 1, 2000, at which time no additional borrowings will be available, and the loan balance outstanding will be due and payable. Under this arrangement, the Company has interest rate alternatives to choose from, including the bank's reference rate and LIBOR-based rates.

     The Company currently anticipates capital expenditures of $8 to $10 million during fiscal 1998. The Company expects to finance these capital expenditures with cash generated from operations and with bank borrowings. The Company expects that these sources will provide adequate cash to fund its expansion through at least June 30, 1998.

Forward-Looking Statements

     Information in "Management's Discussion and Analysis," the letter to shareholders and elsewhere in this Annual Report about the Company's goals, plans and expectations regarding: future operations, growing the installed base; opening service areas; selling to corporate chains; installing next generation black and white copiers; addressing the color copying and business card printing markets and capital expenditures constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: business conditions in the market areas in which the Company operates, competitive factors, consumer demand for the Company's services and the Company's ability to execute its plans successfully. Any forward-looking statements should be considered in light of these factors.

Consolidated Balance Sheets

                                                                                            June 30,
(In thousands)                                                                        1997              1996
------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash                                                                           $  2,528         $     873
   Accounts receivable, net                                                          7,704             7,264
   Inventories (note 2)                                                              4,611             5,253
   Prepaid expenses and other                                                        1,399             1,580
------------------------------------------------------------------------------------------------------------
     Total current assets                                                           16,242            14,970
Equipment and vehicles, less accumulated depreciation (notes 3 and 4)               33,872            39,172
Other assets                                                                            46               109
------------------------------------------------------------------------------------------------------------
                                                                                  $ 50,160         $  54,251
------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity Current liabilities:
   Checks in transit                                                              $  1,409         $     938
   Accounts payable                                                                  1,568             1,799
   Accrued expenses (note 5)                                                         3,697             3,373
------------------------------------------------------------------------------------------------------------
     Total current liabilities                                                       6,674             6,110
Long-term debt (note 6)                                                                400             8,128
Deferred income taxes (note 7)                                                       4,258             4,569
------------------------------------------------------------------------------------------------------------
     Total liabilities                                                              11,332            18,807
Commitments (note 11)                                                                   --                --
Stockholders' equity (notes 8 and 9): Preferred stock, no par value.
     Authorized 5,000 shares; no
     shares issued and outstanding                                                      --                --
   Common stock, no par value.
     Authorized 10,000 shares; issued and
     outstanding 6,931 and 6,484 shares                                             16,601            16,214
   Retained earnings                                                                22,279            19,704
   Cumulative translation adjustment                                                   (52)             (474)
------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                     38,828            35,444
                                                                                  $ 50,160         $  54,251
------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

                                                                          Fiscal year ended June 30,
(In thousands, except per share data)                                1997             1996              1995
------------------------------------------------------------------------------------------------------------
Sales                                                           $  69,881        $  67,538         $  60,544
Less discounts                                                     11,676           11,728            11,138
------------------------------------------------------------------------------------------------------------
Net sales                                                          58,205           55,810            49,406
Cost of sales                                                      30,265           29,930            26,857
------------------------------------------------------------------------------------------------------------
Gross profit                                                       27,940           25,880            22,549
Selling, general and
    administrative expense                                         18,569           17,569            15,006
Impairment of long-lived assets (note 4)                            4,088               --                --
------------------------------------------------------------------------------------------------------------
Operating income                                                    5,283            8,311             7,543
Interest expense                                                      396              957               945
Other expense, net                                                    720              464               470
------------------------------------------------------------------------------------------------------------
Income before income taxes                                          4,167            6,890             6,128
Provision for income taxes (note 7)                                 1,592            2,766             2,429
------------------------------------------------------------------------------------------------------------
Net income                                                      $   2,575        $   4,124         $   3,699
------------------------------------------------------------------------------------------------------------
Net income per share                                            $    0.35        $    0.57         $    0.53
Weighted average common
   and common equivalent
   shares outstanding                                               7,337            7,262             6,934
------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

                                                                                        Cumulative
                                                    Common Stock          Retained     Translation
(In thousands)                                  Shares         Amount     Earnings      Adjustment        Total
---------------------------------------------------------------------------------------------------------------
Balances, June 30, 1994                          6,390      $  15,822    $  11,881    $      (548)    $  27,155
Exercise of stock options                           27             55           --             --            55
Issuance of stock to employees                      15             63           --             --            63
Foreign currency translation adjustment             --             --           --            556           556
Net income                                          --             --        3,699             --         3,699
---------------------------------------------------------------------------------------------------------------
Balances, June 30, 1995                          6,432         15,940       15,580              8        31,528
Exercise of stock options                           36            137           --             --           137
Tax benefit of stock options                        --             26           --             --            26
Issuance of stock to employees                      16            111           --             --           111
Foreign currency translation adjustment             --             --           --           (482)         (482)
Net income                                          --             --        4,124             --         4,124
---------------------------------------------------------------------------------------------------------------
Balances, June 30, 1996                          6,484         16,214       19,704           (474)       35,444
Exercise of stock options                          468            517           --             --           517
Purchase of outstanding shares                     (27)          (279)          --             --          (279)
Tax benefit of stock options                        --             96           --             --            96
Issuance of stock to employees                       6             53           --             --            53
Foreign currency translation adjustment             --             --           --            422           422
Net income                                          --             --        2,575             --         2,575
---------------------------------------------------------------------------------------------------------------
Balances, June 30, 1997                          6,931      $  16,601    $  22,279      $     (52)    $  38,828
---------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                           Fiscal year ended June 30,
(In thousands)                                                       1997             1996              1995
------------------------------------------------------------------------------------------------------------
Operating activities:
         Net income                                             $   2,575        $   4,124         $   3,699
   Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization                                5,591            5,101             4,623
       Loss on disposal of equipment and vehicles                     234               40                18
       Impairment of long-lived assets                              4,088               --                --
       Changes in items affecting operations:
         Accounts receivable                                         (440)            (529)           (1,789)
         Inventories                                                  566            1,292            (2,318)
         Prepaid expenses and other                                  (189)             146               745
         Accounts payable                                            (231)             306               240
         Accrued expenses                                             324               70             1,161
         Deferred income taxes                                       (311)             817               687
------------------------------------------------------------------------------------------------------------
           Total operating activities                              12,207           11,367             7,066
Investing activities:
   Proceeds from sale of equipment                                    456              146               130
   Capital expenditures                                            (4,562)          (5,494)          (13,259)
   Other                                                              (33)              44               (17)
------------------------------------------------------------------------------------------------------------
           Total investing activities                              (4,139)          (5,304)          (13,146)
Financing activities:
   Change in checks in transit                                        471             (484)            1,033
   Principal payments on borrowings                                (7,728)          (9,636)           (7,337)
   Proceeds from borrowings                                            --            3,526            12,075
   Net proceeds from issuance of common stock                         387              274               118
------------------------------------------------------------------------------------------------------------
           Total financing activities                              (6,870)          (6,320)            5,889
Effect of exchange rate changes                                       457              375               283
Net increase in cash                                                1,655              118                92
Beginning cash                                                        873              755               663
------------------------------------------------------------------------------------------------------------
Ending cash                                                     $   2,528        $     873         $     755
------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies:

Description of Business

     TRM Copy Centers Corporation, headquartered in Portland, Oregon, as its primary business, owns, supplies and maintains nearly 35,000 self-service photocopiers in pharmacies, stationery stores, hardware stores, convenience stores and other retail establishments in the United States, Canada, the United Kingdom, France and Belgium. Each retail establishment collects payment from its customers, shares in the revenue of the photocopier and benefits from any increase in customer traffic within the store.

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

     Accounts receivable are shown net of allowance for doubtful accounts of $148,000 and $287,000 at June 30, 1997 and 1996, respectively.

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

     Photocopiers and other centers                 5-10 years
     Furniture and fixtures                          5-7 years
     Computer equipment                                5 years
     Vehicles                                          5 years

Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities, and are measured by applying enacted tax rates and laws to the taxable years in which such differences are expected to reverse.

Statements of Cash Flows Supplemental Information

     Income taxes paid were approximately $1,635,000, $2,465,000 and $1,075,000 for the fiscal years 1997, 1996 and 1995, respectively. Interest paid does not materially differ from interest expense.

Net Income Per Share

     Net income per share is computed based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the periods. Common stock equivalents consist of options to purchase stock (using the treasury stock method).

Stock-Based Compensation

     The Company applies APB No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for stock-based compensation plans. In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has provided the required footnote disclosures (see note 8).

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

Effect of Recent Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share," which requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. The presentation of basic EPS replaces the presentation of primary EPS currently required by APB No. 15, "Earnings Per Share." This statement is effective for financial statements issued for interim and annual periods ending after December 15, 1997. The Company does not believe the adoption of SFAS No. 128 in fiscal 1998 will have a significant impact on the Company's reported diluted EPS.


2. Inventories:

                                                                June 30,
(In thousands)                                           1997              1996
-------------------------------------------------------------------------------
Paper                                                $  1,231         $   1,505
Toner and developer                                       692               828
Parts                                                   2,688             2,920
-------------------------------------------------------------------------------
                                                     $  4,611         $   5,253
-------------------------------------------------------------------------------

3. Equipment and Vehicles:

                                                                June 30,
(In thousands)                                           1997              1996
-------------------------------------------------------------------------------
Photocopiers and other centers                       $ 45,232         $  47,918
Furniture and fixtures                                  1,899             1,787
Computer equipment                                      1,381             1,392
Vehicles                                                5,109             5,950
-------------------------------------------------------------------------------
                                                       53,621            57,047
Accumulated depreciation                               19,749            17,875
                                                     $ 33,872         $  39,172
-------------------------------------------------------------------------------


4. Impairment of Long-Lived Assets:

     The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," during fiscal 1997. This new accounting standard requires long-lived assets to be reviewed for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value.

     The Company recognized a non-cash, non-recurring impairment charge of $4,088,000 pretax ($2,526,000 and $0.35 per share after tax), in fiscal 1997 as a result of adopting this new accounting standard. This charge included impairment write downs of equipment in three categories: color copiers, custom business card printing components and certain older generation black and white copiers. Though the Company continues to support its installed color copier and business card units and plans to pursue other equipment offerings in these two product categories, it was concluded during 1997 that the initial equipment purchased in 1993 and 1994 was technologically dated and that the full asset carrying amounts were not recoverable. In addition, the Company recently finalized an agreement with a major copier manufacturer to purchase a new generation black and white copier to grow the core business. The Company intends to use these new, state-of-the-art copiers to grow the installed base for the next several years. In light of this, the equipment write down included a provision for the impairment of older generation black and white copiers, which are needed in the service centers to support the installed base, but are no longer expected to be placed as incremental revenue-generating units.

5. Accrued Expenses:

                                                                June 30,
(In thousands)                                           1997              1996
-------------------------------------------------------------------------------
Accrued payroll expenses                             $  2,550         $   2,443
Customer security deposits                                250               276
Other accrued expenses                                    897               654
-------------------------------------------------------------------------------
                                                     $  3,697         $   3,373
-------------------------------------------------------------------------------

6. Bank Borrowings:

                                                                June 30,
(In thousands)                                           1997              1996
-------------------------------------------------------------------------------
Bank revolving loan, unsecured, maximum
   limit of $30.0 million                            $    400         $   8,128
-------------------------------------------------------------------------------

     The revolving loan agreement calls for monthly payments of interest only until expiration on April 1, 2000, or as renegotiated. At that time, no additional borrowings will be available, and the outstanding loan balance will be due and payable. The arrangement allows the Company to choose from interest rate alternatives based on the bank's reference rate or on LIBOR. It also calls for a loan fee which was paid at the date of the loan and is being amortized over the life of the loan. The interest rate applicable to bank borrowings as of June 30, 1997 was 8.5%. The loan agreement contains certain restrictive covenants as to working capital, total liabilities and stockholders' equity. The Company is in compliance with the covenants.


7. Income Taxes:

     Deferred income taxes arise primarily from different depreciation calculations used for financial statement and income tax purposes. Income before income taxes is as follows:

(In thousands)                              1997*            1996              1995
-----------------------------------------------------------------------------------
   United States                       $   1,223         $  6,730         $   5,907
   Foreign                                 2,944              160               221
-----------------------------------------------------------------------------------
                                       $   4,167        $   6,890        $    6,128
-----------------------------------------------------------------------------------

* During 1997, the Company recorded a non-cash, non-recurring accounting charge of $4,088,000 pretax ($2,526,000 and $0.35 per share after tax), for the impairment of long-lived assets (see note 4).

     The components of income tax expense are as follows:

(In thousands)                              1997             1996              1995
-----------------------------------------------------------------------------------
Current:
   Federal                             $   1,074         $  1,459         $   1,250
   State                                     459              424               401
   Foreign                                   370               66                91
Deferred:
   Federal                                (1,097)             564               578
   State                                    (320)             164               100
   Foreign                                 1,106               89                 9
-----------------------------------------------------------------------------------
                                       $   1,592        $   2,766        $    2,429
-----------------------------------------------------------------------------------

     The effective tax rate differs from the federal statutory tax rate as follows:

                                            1997              1996             1995
------------------------------------------------------------------------------------
Statutory federal rate                      34.0%             34.0%            34.0%
State taxes, net of federal benefit          7.6               5.9              5.9
Benefit of foreign tax rates                (4.1)               --                --
Other                                        0.7               0.2             (0.3)
------------------------------------------------------------------------------------
                                            38.2%             40.1%            39.6%
------------------------------------------------------------------------------------

8. Stockholders' Equity:

     The Company reserved 1,300,000 shares of common stock for issuance under an incentive and nonqualified stock option plan established in 1986 (the "1986 Plan"). In October 1996, the 1996 Stock Option Plan (the "1996 Plan") was approved by shareholders of the Company. The 1996 Plan provides for the granting of a maximum of 700,000 options to purchase common shares to key employees of the Company. Under both plans ("the Plans"), incentive stock options are granted at no less than 100% of the fair market value per share of the common stock. Nonqualified stock options under the 1986 Plan were granted at prices determined by the Board of Directors, while grants under the 1996 Plan are granted at no less than 100% of fair market value. The options are exercisable over a period of ten years from the date of grant. Generally, the options vest over five years. In fiscal 1995, 300,000 option shares were granted at fair market value outside the Plans. These options vested over two years and are exercisable for five years after the last vesting date.

     A summary of stock option activity follows:

                                                        Shares                                        Weighted Average
                                                     Under Option             Price Range              Exercise Price
----------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995                                 1,237,650         $   .25   -  $  7.375             $  3.22
   Options granted                                       196,500         $  6.375  -  $ 10.625             $  9.92
   Options exercised                                     (36,100)        $   .25   -  $  6.375             $  4.05
   Options canceled                                      (15,000)        $  4.125  -  $  6.375             $  6.02
----------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1996                                 1,383,050         $   .25   -  $ 10.625             $  4.12
   Options granted                                       146,500         $  9.875  -  $ 10.375             $ 10.28
   Options exercised                                    (468,200)        $   .25   -  $  6.75              $  1.11
   Options canceled                                      (12,800)        $  6.25   -  $ 10.625             $  7.01
----------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1997 (653,954 exercisable,
   566,300 available for grant under the Plans)        1,048,550         $  2.00   -  $ 10.625             $  6.29
----------------------------------------------------------------------------------------------------------------------

     A summary of stock options outstanding follows:

                                           Options Outstanding                           Options Exercisable
                                                Weighted           Weighted                           Weighted
                            Number               Average            Average            Number          Average
      Range of            Outstanding           Remaining          Exercise          Exercisable      Exercise
   Exercise Price      at June 30, 1997     Contractual Life         Price        at June 30, 1997      Price
--------------------------------------------------------------------------------------------------------------
 $2.00  to  $ 6.00           545,750               6.1             $  3.90             497,750          $3.87
 $6.25  to  $ 7.50           176,800               7.7             $  6.43              66,899          $6.39
 $9.25  to  $10.625          326,000               9.3             $ 10.22              89,305          $9.99
--------------------------------------------------------------------------------------------------------------
 $2.00  to  $10.625        1,048,550               7.4             $  6.29             653,954          $4.96
--------------------------------------------------------------------------------------------------------------

     The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option and stock purchase plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced by approximately $180,000 or $0.02 per share for the year ended June 30, 1997, and approximately $48,000 or $0.01 per share for the year ended June 30, 1996. The weighted-average grant-date fair value of options granted during fiscal 1997 was $4.13 per share using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, volatility of 39.60%, risk-free interest rate of 6.40% and an expected life of four years. The weighted-average grant-date fair value of options granted during fiscal 1996 was $4.24 per share using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, volatility of 43.65%, risk-free interest rate of 6.46% and an expected life of four years.

     The effects of applying SFAS No. 123 for providing pro-forma disclosure for 1997 and 1996 are not likely to be representative of the effects on reported net earnings and earnings per share for future years since options vest over several years and additional awards may be made.


9. Benefit Plans:

Profit Sharing Retirement Plan

     On January 1, 1990, the Company established a profit sharing retirement plan for eligible U.S. employees. The Plan has profit sharing and 401(k) components. The Company's contribution under the profit sharing portion of the Plan is discretionary. Under the 401(k) part of the Plan, each employee may contribute, on a pretax basis, up to 20% of the employee's gross earnings, subject to certain limitations. The Company also has supplemental retirement plans in Canada and the United Kingdom. The Company accrued profit sharing contributions of $260,000 for fiscal 1997, $240,000 for fiscal 1996 and $230,000 for fiscal 1995.

Employee Stock Purchase Plan

     The Company's Employee Stock Purchase Plan permits each eligible employee to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee's compensation. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month offering period or 85% of the fair market value at the end of such period. Amounts accumulated through payroll deductions during the offering period are used to purchase shares on the last day of the offering period. Of the 100,000 shares authorized to be issued under the Plan, 53,694 shares have been purchased, and 46,306 shares remain available for purchase as of June 30, 1997.

10.   Related Party Transactions:

     A company in which the Chairman of the Board is a partner provided approximately $57,000 in consulting services to the Company during fiscal 1997. Two members of the Company's Board of Directors also served as consultants to the Company on various aspects of the Company's business and strategic issues in fiscal 1997 and 1996 and were paid $60,000 and $32,000, respectively.

11. Lease Commitments:

     The Company leases vehicles and office and warehouse space in several locations under operating leases. Minimum lease payments are as follows:
$2,015,000, $1,836,000, $1,246,000, $1,001,000 and $894,000 for fiscal years
1998, 1999, 2000, 2001 and 2002, respectively, and $4,623,000 thereafter. Rental expense for fiscal years 1997, 1996 and 1995 was $2,358,000, $1,921,000 and
$1,757,000, respectively.

12. Operations by Geographic Areas:

     The Company operates in one industry segment as a service company maintaining and supporting its programs, which have been developed and placed with retail establishments. Information about the Company's domestic and foreign operations are presented below.

                                  Sales                      Operating Income                   Assets
(In thousands)          1997       1996       1995      1997*     1996      1995       1997*      1996       1995
-----------------------------------------------------------------------------------------------------------------
United States       $ 43,949   $ 45,559   $ 44,814   $ 1,416   $ 5,717   $ 6,779   $ 26,451   $ 31,527   $ 33,858
Foreign:
   Europe             21,389     17,575     11,677     3,383     2,310       389     20,869     19,786     19,330
   Other               4,543      4,404      4,053       484       284       375      2,840      2,938      2,548
-----------------------------------------------------------------------------------------------------------------
                    $ 69,881   $ 67,538   $ 60,544   $ 5,283   $ 8,311   $ 7,543   $ 50,160   $ 54,251   $ 55,736
-----------------------------------------------------------------------------------------------------------------

* During fiscal 1997, the Company recorded a non-cash, non-recurring accounting charge for the impairment of long-lived assets. Before the accounting charge, United States Operating Income and Assets for fiscal 1997 would have been $5,185,000 and $30,221,000, respectively. The effect on foreign Operating
  Income and Assets was not significant.

Independent Auditors' Report

The Board of Directors and Stockholders
TRM Copy Centers Corporation:

     We have audited the accompanying consolidated balance sheets of TRM Copy Centers Corporation and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRM Copy Centers Corporation and subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997, in conformity with generally accepted accounting principles.




Portland, Oregon
August 15, 1997

CORPORATE DIRECTORY

BOARD OF DIRECTORS                       LEGAL COUNSEL                          FORM 10-K
Frederick O. Paulsell                    Stoel Rives LLP                        A copy of the Company's Annual Report
   Chairman of the Board                 Suite 2300                             on Form 10-K, as filed with the
   Partner, Olympic Capital              900 S.W. Fifth Avenue                  Securities and Exchange Commission,
   Partners, P.L.L.C.                    Portland, Oregon 97204                 will be made available without charge
                                         Telephone: (503) 224-3380              upon written request to Investor
Edwin S. Chan                                                                   Relations, TRM Copy Centers Corporation,
   Vice Chairman                         INDEPENDENT AUDITORS                   5208 N.E. 122nd Avenue, Portland,
   Retired President and                 KPMG Peat Marwick LLP                  Oregon 97230-1074.
   Chief Executive Officer               Suite 2000
                                         1211 S.W. Fifth Avenue                 COMMON STOCK
Sherman M. Coe                           Portland, Oregon 97204                 TRM Copy Centers Corporation's common
   Vice President, Gene Juarez           Telephone: (503) 221-6500              stock, of which there are approximately
   Salons, Inc.                                                                 3,000 beneficial owners, trades on the
                                         CORPORATE OFFICES                      Nasdaq National Market under the symbol
Ralph R. Shaw                            TRM Copy Centers Corporation           TRMM. The Company has not paid dividends
   Chairman                              5208 N.E. 122nd Avenue                 on its common stock and has no plans to
   ShawVentures, L.L.C.                  Portland, Oregon 97230-1074            do so in the near future.
                                         Telephone: (503) 257-8766
Michael D. Simon                         Facsimile: (503) 251-5473              STOCK PRICE HISTORY
   Retired President and                                                        The following table sets forth the high
   Chief Executive Officer               STOCK TRANSFER AGENT                   and low sale prices for the last two
                                         Registrar and Transfer Company         fiscal years.
Frederic P. Stockton                     10 Commerce Drive
   President and                         Cranford, New Jersey                                       High      Low
   Chief Executive Officer               07016-3572                             ------------------------------------
   Corporate Secretary                   Telephone: (908) 272-8511              Fiscal 1996:
                                                                                1st Quarter        $ 8 3/8  $ 6  1/4
Donald L. Van Maren                      ANNUAL MEETING                         2nd Quarter         11 3/8    7  3/8
   Private Investor,                     The annual meeting of stockholders     3rd Quarter         11 1/2   10
   Retired Doctor of Optometry           of TRM Copy Centers Corporation        4th Quarter         11 1/2   10  5/8
                                         will be held at the U.S. Bancorp
                                         Tower, 41st Floor, John Elorriaga      Fiscal 1997:
EXECUTIVE OFFICERS                       Auditorium, 111 S.W. Fifth Avenue,     1st Quarter        $11 1/2  $ 9  1/4
Frederic P. Stockton                     Portland, Oregon 97204, on             2nd Quarter         11        9  3/8
   President and                         October 28, 1997, at 9 a.m.            3rd Quarter         11 1/2    9  1/4
   Chief Executive Officer                                                      4th Quarter         11 1/8    9 11/16
   Corporate Secretary

James W. Perris
   Chief Operating Officer
   and Vice President of Operations

Danial J. Tierney
   Vice President of Corporate Sales